SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment NO. _____)

                           ZEN POTTERY EQUIPMENT, INC.
          ------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   98935M-10-5
          ------------------------------------------------------------
                                 (CUSIP Number)

                            SPENCER G. FELDMAN, ESQ.
                             GREENBERG TRAURIG, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                              TEL.: (212) 801-9200
          ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 2, 2005
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box [ ].

                                  SCHEDULE 13D

----------------------
CUSIP NO.  98935M-10-5
----------------------

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
         Jeffrey S. Langberg
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
         (a)                                         (b)
         -----------------------------------------------------------------------

(3)      SEC Use Only
         -----------------------------------------------------------------------

(4)      Source of Funds           OO, PF
         -----------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
                           -----------------------------------------------------

(6)      Citizenship or Place of Organization      New York
                                              ----------------------------------

                           (7)      Sole Voting Power    100
Number of                                              -------------------------
Shares Bene-
ficially                   (8)      Shared Voting Power     1,162,495
Owned by Each                                            -----------------------
Reporting
Person With                (9)      Sole Dispositive Power    100
                                                            --------------------

                           (10)     Shared Dispositive Power   1,162,495
                                                             -------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         1,162,595 shares of Common Stock
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           -----


(13)     Percent of Class Represented by Amount in Row (11)  8.7%
                                                             -------------------

(14)     Type of Reporting Person    IN
                                  ----------------------------------------------


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


                                                             SCHEDULE 13D

----------------------
CUSIP NO.  98935M-10-5
----------------------

(1)      Names of Reporting Persons
         I.R.S. Identification Nos. of Above Persons (entities only)
         Bresner Partners Ltd., Offshore Company no I.R.S. Indentification No.
         -----------------------------------------------------------------------

(2)      Check the Appropriate Box if a Member of a Group
         (a)                                         (b)
         -----------------------------------------------------------------------

(3)      SEC Use Only
         -----------------------------------------------------------------------

(4)      Source of Funds           OO
         -----------------------------------------------------------------------

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)
                           -----------------------------------------------------

(6)      Citizenship or Place of Organization  Jersey Grantor Trust
                                              ----------------------------------

                           (7)      Sole Voting Power    -0-
Number of                                              -------------------------
Shares Bene-
ficially                   (8)      Shared Voting Power     1,103,512
Owned by Each                                            -----------------------
Reporting
Person With                (9)      Sole Dispositive Power    -0-
                                                            --------------------

                           (10)     Shared Dispositive Power   1,103,512
                                                             -------------------

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         1,103,512 shares of Common Stock
         -----------------------------------------------------------------------

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           -----


(13)     Percent of Class Represented by Amount in Row (11)  8.2%
                                                             -------------------

(14)     Type of Reporting Person    PN
                                  ----------------------------------------------


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


ITEM 1.    SECURITY AND ISSUER.

      (a) TITLE AND CLASS OF SECURITY: Common Stock, par value $.001 per share (the "Common Stock").

      (b)   ISSUER:  Zen Pottery  Equipment, Inc.
                     1185 Avenue of the Americas, 20th Floor
                     New York, New York 10036

ITEM 2.    IDENTITY AND BACKGROUND.

      2(a)-(c)   Name: Jeffrey S. Langberg and Bresner Partners Ltd. ("Bresner")

      Business  Address:  c/o Zen  Pottery  Equipment, Inc.
                          1185 Avenue of the Americas, 20th Floor
                          New York, New York 10036

      Principal Occupation: Mr. Langberg is a business advisor. Bresner's principal business is investing.

      2(d) Criminal Convictions: Neither Mr. Langberg nor Bresner has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

      2(e) Violations of Federal or State Securities Laws: Neither Mr. Langberg nor Bresner has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Mr. Langberg and Bresner obtained their shares of Common Stock pursuant to a reverse merger, which is described in Item 4 below. Mr. Langberg purchased 100 shares of Common Stock in a private offering conducted by the Issuer, which is described in Item 4 below. Mr. Langberg used his personal funds for his purchase of Common Stock in the private offering.

ITEM 4.    PURPOSE OF TRANSACTION.

      Bresner obtained 1,103,512 shares of Common Stock and Kelly Langberg, Mr. Langberg's spouse, obtained 58,983 shares of Common Stock pursuant to a "reverse merger" transaction, completed by the Issuer on February 2, 2005, in which the Issuer caused its wholly-owned subsidiary to merge with and into Xethanol Corporation, a Delaware corporation ("Xethanol"), pursuant to which Bresner and Ms. Langberg received their shares of Common Stock based on their ownership of shares of Xethanol's common stock.


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

      Concurrently with the closing of the reverse merger, the Issuer completed a private offering of shares of Common Stock at a price of $3.25 per share. The Issuer received gross proceeds from the private offering of $3,000,028. Mr. Langberg purchased 100 shares of Common Stock in the private offering, for a purchase price of $325.

      At the closing of the reverse merger, the number of members on the board of directors of the Issuer was increased from three to four directors, and Christopher d'Arnaud-Taylor and Franz A. Skyranz were appointed to serve in the vacancies created by this expansion of the board and the resignation of Susan
Pool as a director. Upon compliance with Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act, the number of members on the board of directors will be increased to five members, and Mr. Langberg, Mark Austin and William Frost will be appointed to serve as directors of the Issuer. In connection with the appointment of these three directors, Zen Zachariah Pool, III and Walter C. Nathan, the remaining members of the board of directors of the Issuer before the reverse merger, will resign as directors of the Issuer.

      Except as described in the foregoing paragraphs, neither Mr. Langberg nor Bresner has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

      Reference is made to the Agreement of Merger and Plan of Reorganization, dated February 2, 2005, which governed the reverse merger and which was filed as
Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on February 3, 2005, and is incorporated by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

      (a) Mr. Langberg may be deemed to beneficially own 1,162,595 shares of Common Stock, representing 8.7% of the currently outstanding shares of Common Stock of the Issuer. Bresner beneficially owns 1,103,512 shares of Common Stock, representing 8.2% of the currently outstanding shares of Common Stock of the Issuer.

      (b) Mr. Langberg and Bresner may be deemed to share voting and dispositive power with respect to the 1,103,512 shares of Common Stock held directly by Bresner, because Mr. Langberg is the Managing Partner of Bresner. Mr. Langberg has sole voting and dispositive power with respect to the 100 shares of Common Stock held directly by him and may be deemed to share with Ms. Langberg voting and dispositive power with respect to the 58,983 shares of Common Stock held by Ms. Langberg.

      (c) In addition to Mr. Langberg's acquisition of shares of Common Stock pursuant to the reverse merger, he purchased 100 shares of Common Stock on February 2, 2005 at a price per share of $3.25 in the private offering described in Item 4.

      (d) Not Applicable.

      (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Except for the joint filing agreement attached as an exhibit hereto or as otherwise described herein, neither Mr. Langberg nor Bresner has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including, but not limited to, any agreements concerning (i) the transfer or voting of any securities of the Issuer, (ii) finder's fees, (iii) joint ventures, (iv) loan or option agreements, (v) puts or calls, (vi) guarantees of profits, (vii) division of profits or loss, or (viii) the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Incorporated by reference as Exhibit 1 to this Schedule 13D is the Agreement of Merger and Plan of Reorganization referred to in Item 4 hereof, which was filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed with the U.S. Securities and Exchange Commission on February 3, 2005. Attached as Exhibit 2 to this Schedule 13D is a Joint Filing Agreement between Mr. Langberg and Bresner.


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




                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 /s/ Jeffrey S. Langberg
Dated:  March 24, 2005                          -------------------------------
                                                 Jeffrey S. Langberg

                                                 BRESNER PARTNERS LTD.

                                                 By:  /s/ Jeffrey S. Langberg
                                                     ---------------------------
                                                      Name: Jeffrey S. Langberg
                                                      Title: Trustee


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

                                                                       EXHIBIT 2

                             JOINT FILING AGREEMENT


      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of Common Stock, par value $0.01 per share, of Zen Pottery Equipment, Inc., a Colorado corporation.

Dated March 24, 2005


                                                  /s/ Jeffrey S. Langberg
                                                 -------------------------------
                                                 Jeffrey S. Langberg

                                                 BRESNER PARTNERS LTD.

                                                 By:  /s/ Jeffrey S. Langberg
                                                     ---------------------------
                                                      Name: Jeffrey S. Langberg
                                                      Title: Trustee


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